

December 5, 2013

Via E-mail
John A. McCluskey
Chief Executive Officer
Alamos Gold Inc.
2200-130 Adelaide Street West
Toronto, Ontario M5H 3P5
Canada

> **Re:** **Alamos Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 001-35783**

Dear Mr. McCluskey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1. Annual Information Form

Commercial Operations, page 18

1.   We note your disclosure that your dore bars consist of 60% to 80% gold and that silver is a minor by-product of your mining operations. Supplementally provide us with your silver production for the last three years. In addition provide us with your total refining costs for your gold and silver and include your by-product credits. In the event you used a gold equivalent grade or included by-product revenues in your filing, please disclose that fact and disclose the other commodities, the methods you used to calculate these equivalent values, and the associated parameters you used. This may include your

assumed operating costs, metal prices, and/or metallurgical recoveries. We also note the disclosure of silver and gold values in some of your Mulatos mine reserve estimates. Please clarify if your reserve estimates include both gold and silver values.

2. Please provide a copy of your smelting and/or refining agreements through which you receive revenue for your dore bars and other production.

Mineral Reserves, page 51

3. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. We note your disclosure of the mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block, based on a $1,400 per ounce gold price, using the December 2012 resource and recovery model, and your 2013 budget costs, which are based on the actual cost figures from current mining operations. Please modify your filing and clearly state the 2013 budget costs used to develop your operating cost estimates, and the average metallurgical recovery expected. Please correct the date on the filing to 2012 and clarify whether this reserve estimate was a LG floating cone estimate as is implied by your net process value or if the volume to be mined is based on an actual pit design. Please clarify if this estimate was then sorted at a 0.30 g/t gold value to separate the ore from your low grade stockpile and waste materials. Please provide the operating costs used to estimate your underground reserves. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

4. Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade used and the operating costs used to prepare this estimate.

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

- A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Mineral Resource, page 66

5.   We note your disclosure of combined measured and indicated resource estimates for the Aği Daği and Kirazli Projects in this section of your filing. Combined measured and indicated resource estimates may be included in your filing, provided a separate tabulation of each resource category is provided elsewhere in your filing. Please revise your filing and disclose your measured and indicated resources separately along with your economic cutoff grade estimate.

Exhibit 99.3. 2012 Financial Report

Note 2. Basis of Presentation, page 8

Units-of-production amortization, page 9

6.   We note you use the units-of-production method for determining depreciation related to certain mineral property, plant, and equipment based on estimated recoverable reserves over the life of the mine. Please expand your disclosures in future filings to clarify the "estimated recoverable reserves" that are used in your depletion base. In this regard, please specify whether the depletion base includes proven and probable reserves or estimates of mineral resources other than proven and probable reserves such as measured, indicated and inferred resources. To the extent that estimates of mineral resources other than proven and probable reserves are included in your depletion base, please quantify the amounts included for each type of resource estimate. Please provide draft disclosure to be included in future filings in your response.

Note 3. Significant Accounting Policies, page 10

Mineral property, plant and equipment, page 12

i. Mineral property acquisition and mine development costs, page 12

7.   We note your disclosure indicating that pre-production expenditures are capitalized until the commencement of production. Please tell us how pre-production expenditures differ from your capitalized mine development costs. In addition, please expand your disclosures in future filings to clarify how you define "commencement of production", including any specific criteria used to determine the start of production. Please provide a draft of your disclosure to be included in future filings.

ii. Exploration and evaluation assets, page 12

8.   We note your policy disclosures indicating that exploration expenditures on non-producing properties having "development potential, as evidenced by a positive economic analysis, are treated as mine development costs and capitalized."   Please address the following points:

- Tell us what qualifies as a "positive economic analysis", specifying the types of analyses that would be included under this characterization.

- Clarify whether these exploration expenditures are initially capitalized as exploration and evaluation assets and subsequently reclassified to mine development costs included in mineral property, plant and equipment upon establishment of a positive economic analysis

- Specify whether impairment testing is performed prior to reclassification out of exploration and evaluation assets

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

John A. McCluskey
Alamos Gold Inc.
December 5, 2013
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining